Press Release



CONTACT:
Jarrod Langhans
Investor Relations
Tel: (813) 313-1732
Investorrelations@cott.com

COTT REPORTS FOURTH QUARTER AND FISCAL YEAR 2016 RESULTS AND DECLARES DIVIDEND

(Unless stated otherwise, all fourth quarter 2016 comparisons are relative to the fourth quarter of 2015 and all fiscal year 2016 comparisons are relative to fiscal year 2015; all information is in U.S. dollars.)

TORONTO, ON and TAMPA, FL – February 23, 2017 – Cott Corporation (NYSE:COT; TSX:BCB) today announced its results for the fiscal year and fourth quarter ended December 31, 2016.

FISCAL YEAR 2016 HIGHLIGHTS

- Cott revenue increased 10% (12% on a foreign exchange neutral basis) to $3,236 million compared to $2,944 million.

- Gross profit increased 20% to $1,074 million compared to $896 million and gross margin as a percentage of revenue increased to 33.2% compared to 30.4%.

- Net cash provided by operating activities of $270 million, less $140 million of capital expenditures resulted in reported free cash flow of $130 million and adjusted free cash flow of $150 million (adjusted for $20 million of acquisition, integration and other costs).

- Cott has targeted full year 2017 cash flow provided by operations of approximately $330 to $340 million and capital expenditures in the range of $165 to $175 million, resulting in adjusted free cash flow of $155 to $175 million (when excluding acquisition, integration, and debt transaction costs).

"I am pleased with the progress made in 2016 towards a more diversified, higher margin, cash generative business. Our adjusted free cash flow generation of $150 million despite almost $20 million of adverse foreign exchange impact demonstrates the progress made during the year," commented Jerry Fowden, Cott's Chief Executive Officer. "We believe our focus on free cash flow generation and the platform we are creating in home and office services for water, coffee and tea will provide strong annual growth in free cash flow over the coming years," continued Mr. Fowden.



Press Release

FOURTH QUARTER 2016 GLOBAL PERFORMANCE

- Revenue was $887 million despite $24 million of foreign exchange headwinds and one less week of operations at DS Services that accounted for $13 million of revenue. Our reported revenue was higher by 27% (30% on a foreign exchange neutral basis). Key revenue drivers in the quarter are tabulated below:

Revenue Bridge

2015 Q4 Revenue	$	698.8
S&D		140.7
Eden		87.0
Aquaterra		13.2
Volume		(1.8)
OCS/HOD PET/Retail		(4.9)
Price/Mix		(9.5)
One less week of operations		(12.5)
Foreign exchange impact		(23.6)
2016 Q4 Revenue	**$**	**887.4**

- Gross profit increased 36% to $302 million, with gross margin as a percentage of revenue increasing to 34.0% compared to 31.6%, driven primarily by the additions of Eden Springs ("Eden") and Aquaterra as well as cost and efficiency initiatives within our traditional business, offset in part by the negative impact of foreign exchange rates, increased operational costs at DS Services and the competitive environment in our traditional business.

- Income tax expense was $31 million compared to income tax benefit of $6 million as we recorded $44 million of tax expense associated with placing a valuation allowance against our existing U.S. net operating loss carryovers and other tax assets as a result of the S&D Coffee and Tea ("S&D") acquisition. Cash taxes during the period were minimal, with $0.4 million of cash taxes refunded during the period compared to $0.2 million of cash taxes paid in the comparable prior year period.

- Reported net loss and net loss per diluted share were $78 million and $0.56, respectively, compared to reported net loss and net loss per diluted share of $4 million and $0.04, respectively. Adjusted net income and adjusted net income per diluted share (including adjustments for acquisition, integration and other costs as well as a tax valuation allowance) were $2 million and $0.01, respectively, compared to adjusted net income and adjusted net income per diluted share of $3 million and $0.03, respectively.

- Reported EBITDA was $60 million compared to $69 million in the prior year as the company incurred increased integration and acquisition costs in the quarter as well as unrealized/noncash hedge losses. Adjusted EBITDA increased 7% to $87 million due primarily to the contributions from Eden and S&D, offset in part by $5 million



of adverse foreign exchange, the competitive landscape in our traditional business, increased operational costs and reduced sales of case pack water, office coffee services and retail products at DS Services as well as $2 million from one less week of operations at DS Services.

- Net cash provided by operating activities of $109 million, less $38 million of capital expenditures resulted in free cash flow of $71 million or $75 million of adjusted free cash flow (adjusted for $4 million of acquisition, integration and other costs) despite the previously mentioned adverse foreign exchange impact and one less week of operations at DS Services.

FOURTH QUARTER 2016 REPORTING SEGMENT PERFORMANCE

Water and Coffee Solutions

- Revenue increased 89% to $483 million driven primarily by the additions of Eden and S&D alongside the other smaller items tabulated below. Gross profit increased to $252 million from $159 million due primarily to the additions of Eden, S&D and Aquaterra, offset in part by one less week of operations at DS Services.

Water & Coffee Solutions
Revenue Bridge

2015 Q4 Revenue	$	255.7
S&D		140.7
Eden		87.0
DS Services		
Aquaterra		13.2
Returnable volume		1.9
Other		1.7
OCS/HOD PET/Retail		(4.9)
One less week of operations		(12.5)
2016 Q4 Revenue	**$**	**482.8**

o DS Services had full year net new customer additions of approximately 55,000 compared to 7,000 in the prior year. Consistent with prior years, the customer base declined in the seasonal fourth quarter, albeit at a much slower rate as organic customer additions continued during the first month of the quarter prior to reducing marketing activities for the holiday season. DS Services revenue was broadly flat at $255 million due primarily to the addition of Aquaterra which was offset by one less week of operations. DS Services



gross profit was down 3% at $154 million (up 2% when excluding the additional week of operations in the prior year).

o In line with expectations, Eden and S&D contributed $87 million and $141 million of revenue, respectively.

Traditional Business

- Cott North America reporting segment volume increased 2% in actual cases (down 3% in serving equivalent cases) due primarily to 10% growth in value added and sparkling water products which offset general market declines in carbonated soft drinks and private label shelf stable juices. Revenue was lower by 2% at $299 million due primarily to ongoing product mix shifts within the business as well as the competitive environment.

Cott North America Revenue Bridge		
2015 Q4 Revenue	$	304.7
Growth/Volume		4.5
Foreign exchange impact		0.3
Price/Mix		(10.6)
2016 Q4 Revenue	**$**	**298.9**

o Gross profit was $34 million or 11.6% of revenue compared to $38 million or 12.5% of revenue due primarily to the competitive environment as well as increased manufacturing costs.

- Cott U.K. reporting segment volume decreased 9% in actual cases (decreased 4% in serving equivalent cases) due primarily to the previously announced loss of volume from a large retail customer offset by growth in our powder category.

o Revenue decreased 23% (5% on a foreign exchange neutral basis) at $101 million due primarily to the post-Brexit adverse foreign exchange impact on the British pound.

Cott U.K. Revenue Bridge		
2015 Q4 Revenue	$	131.1
Price/Mix/Other		0.2
Volume		(7.3)
Foreign exchange impact		(23.2)
2016 Q4 Revenue	**$**	**100.8**

o Gross profit as a percentage of revenue was lower at 12.9% due primarily to the adverse foreign exchange impact on commodity costs.



Press Release

FISCAL YEAR 2016 GLOBAL PERFORMANCE

- Revenue increased 10% (12% on a foreign exchange neutral basis) to $3,236 million primarily as a result of the additions of S&D, Eden and Aquaterra, offset in part by adverse foreign exchange, price and mix shifts within our traditional business and one less week of operations at DS Services.

Revenue Bridge

2015 Revenue	$ 2,944.0
S&D	228.0
Eden	156.9
Aquaterra	61.2
Growth/Volume	10.3
OCS/HOD PET/Retail	(11.6)
One less week of operations	(12.5)
Foreign exchange impact	(69.0)
Price/Mix/Other	(71.4)
2016 Revenue	**$ 3,235.9**

- Gross profit increased 20% to $1,074 million, with gross margin as a percentage of revenue increasing to 33.2% compared to 30.4%, driven primarily by the additions of Eden and Aquaterra as well as cost and efficiency initiatives within our traditional business, offset in part by the negative impact of foreign exchange rates, the competitive landscape within our traditional business and increased new customer costs driving increased operational costs at DS Services.

- Income tax expense was $26 million compared to income tax benefit of $23 million as we recorded $53 million of tax expense associated with placing a valuation allowance against our existing U.S. and Canadian net operating loss carryovers and other tax assets as a result of the Eden and S&D acquisitions.

- Reported net loss and net loss per diluted share were $78 million and $0.61, respectively, compared to reported net loss and net loss per diluted share of $3 million and $0.03, respectively. Adjusted net income and adjusted net income per diluted share (including adjustments for acquisition, integration and other costs as well as a tax valuation allowance) were $31 million and $0.24, respectively, compared to adjusted net income and adjusted net income per diluted share of $23 million and $0.22, respectively.

- Reported EBITDA was $317 million compared to $333 million in the prior year as we incurred increased integration, acquisition and other costs associated with our acquisitions in 2016. Adjusted EBITDA increased 5% to $373 million, due primarily to the partial year contributions from Eden and S&D as well as growth in volume at DS Services, offset in part by $18 million of adverse foreign exchange and other



previously discussed costs associated with the accelerated customer growth in the DS Services customer base.

- Net cash provided by operating activities of $270 million, less $140 million of capital expenditures resulted in reported free cash flow of $130 million and adjusted free cash flow of $150 million which came in above the $135 to $145 guidance range.

2017 FULL YEAR FOREIGN EXCHANGE AND FREE CASH FLOW OUTLOOK

Based on current exchange rates and the 2017 forecasts of various major financial institutions, we expect the adverse impact on full year 2017 EBITDA to be $12 to $18 million.

Cott has targeted full year 2017 cash flow provided by operations of approximately $330 to $340 million and capital expenditures in the range of $165 to $175 million, resulting in adjusted free cash flow of $155 to $175 million (when excluding acquisition, integration and debt transaction costs).

DECLARATION OF DIVIDEND

Cott's Board of Directors has declared a dividend of $0.06 per share on common shares, payable in cash on March 29, 2017 to shareowners of record at the close of business on March 14, 2017.

FOURTH QUARTER AND FISCAL YEAR 2016 RESULTS CONFERENCE CALL

Cott Corporation will host a conference call today, February 23, 2017, at 10:00 a.m. ET, to discuss fourth quarter and full year results, which can be accessed as follows:

    North America: (888) 231-8191
    International: (647) 427-7450

A live audio webcast will be available through Cott's website at http://www.cott.com. The earnings conference call will be recorded and archived for playback on the investor relations section of the website for a period of two weeks following the event.

ABOUT COTT CORPORATION

Cott is a diversified beverage company with a leading volume-based national presence in the North America and European home and office bottled water delivery industry, a leader in custom coffee roasting and blending of iced tea for the U.S. foodservice industry, and



one of the world's largest producers of beverages on behalf of retailers, brand owners and distributors. Our platform reaches over 2.3 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers, and healthcare facilities.

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott excludes from GAAP revenue the impact of foreign exchange to separate the impact of this factor from Cott's results of operations. Cott utilizes adjusted pre-tax income (loss), adjusted net income (loss), adjusted income (loss) per diluted share, and EBITDA and adjusted EBITDA (on a global, and in some cases, business unit, basis) to separate the impact of certain items from the underlying business. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott's underlying business performance and the performance of its management. Additionally, Cott supplements its reporting of net cash provided by (used in) operating activities determined in accordance with GAAP by excluding additions to property, plant & equipment to present free cash flow, and by excluding acquisition, integration and other cash costs to present adjusted free cash flow, which management believes provides useful information to investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, making strategic acquisitions, paying dividends, and strengthening the balance sheet. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott's financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management's judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 conveying management's expectations as to the future based on plans, estimates and projections at the time Cott makes the statements. Forward-looking statements involve inherent risks and uncertainties and Cott cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include, but are not limited to, statements related to the execution of our strategic priorities, future financial and operating trends and results (including the impact of foreign exchange on 2017 results and adjusted free cash flow) and related matters. The forward-looking statements are based on assumptions regarding management's current plans and



estimates. Management believes these assumptions to be reasonable but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this press release include, among others: our ability to compete successfully in the markets in which we operate; changes in consumer tastes and preferences for existing products and our ability to develop and timely launch new products that appeal to such changing consumer tastes and preferences; a loss of or a reduction in business in our traditional business with key customers, particularly Walmart; consolidation of retail customers; fluctuations in commodity prices and our ability to pass on increased costs to our customers or hedge against such rising costs, and the impact of those increased prices on our volumes; our ability to manage our operations successfully; our ability to fully realize the potential benefit of acquisitions or other strategic opportunities that we pursue; our ability to realize the revenue and cost synergies of recent acquisitions because of integration difficulties and other challenges; the limited nature of our indemnification rights under the acquisition agreements for our recent acquisitions; the incurrence of substantial indebtedness to finance our recent acquisitions; significant one-time transaction costs in connection with our recent acquisitions; our exposure to intangible asset risk; currency fluctuations that adversely affect the exchange between the U.S. dollar and the British pound sterling, the Euro, the Canadian dollar, the Mexican peso and other currencies; our ability to maintain favorable arrangements and relationships with our suppliers; our substantial indebtedness and our ability to meet our obligations under our debt agreements, and risks of further increases to our indebtedness; our ability to maintain compliance with the covenants and conditions under our debt agreements; fluctuations in interest rates, which could increase our borrowing costs; credit rating changes; the impact of global financial events on our financial results; our ability to fully realize the expected cost savings and/or operating efficiencies from our restructuring activities; any disruption to production at our beverage concentrates or other manufacturing facilities; our ability to maintain access to our water sources; our ability to protect our intellectual property; compliance with product health and safety standards; liability for injury or illness caused by the consumption of contaminated products; liability and damage to our reputation as a result of litigation or legal proceedings; changes in the legal and regulatory environment in which we operate; the impact of proposed taxes on soda and other sugary drinks; enforcement of compliance with the Ontario Environmental Protection Act; the seasonal nature of our business and the effect of adverse weather conditions; the impact of national, regional and global events, including those of a political, economic, business and competitive nature; our ability to recruit, retain, and integrate new management; our ability to renew our collective bargaining agreements on satisfactory terms; disruptions in our information systems; our ability to securely maintain our customers' confidential or credit card information, or other private data relating to our employees or our company; our ability to maintain our quarterly dividend; our ability to adequately address the challenges and risks associated with our international operations and address difficulties in complying with laws and regulations including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010; and our ability to use net operating losses to offset future taxable income.

Press Release



The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott's Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the securities commissions. Cott does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Website: www.cott.com



COTT CORPORATION   **EXHIBIT 1**
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
Unaudited

	For the Three Months Ended		For the Year Ended	
	December 31, 2016	**January 2, 2016**	**December 31, 2016**	**January 2, 2016**
Revenue, net	$ **887.4**	$ 698.8	$ **3,235.9**	$ 2,944.0
Cost of sales	**585.6**	477.7	**2,161.7**	2,048.5
Gross profit	**301.8**	221.1	**1,074.2**	895.5
Selling, general and administrative expenses	**296.0**	193.7	**958.1**	768.6
Loss on disposal of property, plant & equipment, net	**2.2**	4.2	**6.1**	6.9
Acquisition and integration expenses	**7.3**	5.2	**27.8**	20.6
Operating (loss) income	**(3.7)**	18.0	**82.2**	99.4
Other expense (income), net	**6.3**	(0.7)	**3.9**	(9.5)
Interest expense, net	**35.0**	28.0	**124.2**	111.0
Loss before income taxes	**(45.0)**	(9.3)	**(45.9)**	(2.1)
Income tax expense (benefit)	**31.1**	(6.4)	**25.6**	(22.7)
Net (loss) income	$ **(76.1)**	$ (2.9)	$ **(71.5)**	$ 20.6
Less: Net income attributable to non-controlling interests	**1.9**	1.5	**6.3**	6.1
Less: Accumulated dividends on convertible preferred shares	**-**	-	**-**	4.5
Less: Accumulated dividends on non-convertible preferred shares	**-**	-	**-**	1.4
Less: Foreign exchange impact on redemption of preferred shares	**-**	-	**-**	12.0
Net loss attributed to Cott Corporation	$ **(78.0)**	$ (4.4)	$ **(77.8)**	$ (3.4)
Net loss per common share attributed to Cott Corporation				
Basic	$ **(0.56)**	$ (0.04)	$ **(0.61)**	$ (0.03)
Diluted	$ **(0.56)**	$ (0.04)	$ **(0.61)**	$ (0.03)
Weighted average outstanding shares (millions)				
Basic	**138.4**	109.7	**128.3**	103.0
Diluted	**138.4**	109.7	**128.3**	103.0
Dividends declared per common share	$ **0.06**	$ 0.06	$ **0.24**	$ 0.24



COTT CORPORATION   **EXHIBIT 2**
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars, except share amounts, U.S. GAAP)
Unaudited

	December 31, 2016	January 2, 2016
ASSETS		
Current assets		
Cash & cash equivalents	$ 118.1	$ 77.1
Accounts receivable, net of allowance	403.9	293.3
Inventories	301.4	249.4
Prepaid expenses and other current assets	29.8	18.8
Total current assets	853.2	638.6
Property, plant & equipment, net	929.9	769.8
Goodwill	1,175.4	759.6
Intangible assets, net	939.7	684.1
Deferred tax assets	0.2	7.6
Other long-term assets, net	41.3	27.6
Total assets	$ 3,939.7	$ 2,887.3
LIABILITIES AND EQUITY		
Current liabilities		
Short-term borrowings	$ 207.0	$ 122.0
Current maturities of long-term debt	5.7	3.4
Accounts payable and accrued liabilities	597.4	437.6
Total current liabilities	810.1	563.0
Long-term debt	1,988.0	1,525.4
Deferred tax liabilities	157.8	76.5
Other long-term liabilities	110.0	76.5
Total liabilities	3,065.9	2,241.4
Equity		
Common shares, no par - 138,591,100 (January 2, 2016 - 109,695,435) shares issued	909.3	534.7
Additional paid-in-capital	54.2	51.2
Retained earnings	22.9	129.6
Accumulated other comprehensive loss	(117.9)	(76.2)
Total Cott Corporation equity	868.5	639.3
Non-controlling interests	5.3	6.6
Total equity	873.8	645.9
Total liabilities and equity	$ 3,939.7	$ 2,887.3

Press Release



COTT CORPORATION   EXHIBIT 3
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended		For the Year Ended	
	December 31, 2016	January 2, 2016	December 31, 2016	January 2, 2016
Operating Activities				
Net (loss) income	$ (76.1)	$ (2.9)	$ (71.5)	$ 20.6
Depreciation & amortization	69.5	50.1	238.7	223.8
Amortization of financing fees	1.6	1.2	5.6	4.8
Amortization of senior notes premium	(1.5)	(1.4)	(5.9)	(5.6)
Share-based compensation expense	3.7	1.9	9.4	10.3
Provision (benefit) for deferred income taxes	28.7	(8.8)	21.2	(30.4)
Unrealized commodity hedging loss (gain), net	10.8	(0.2)	9.8	(1.2)
Loss on disposal of property, plant & equipment	2.2	4.2	6.1	6.9
Other non-cash items	2.0	2.6	9.2	(8.2)
Change in operating assets and liabilities, net of acquisitions:				
Accounts receivable	40.8	27.4	18.5	4.5
Inventories	10.6	0.9	22.6	6.5
Prepaid expenses and other current assets	4.1	2.1	(3.1)	30.8
Other assets	3.8	(1.0)	(0.5)	(8.5)
Accounts payable and accrued liabilities, and other liabilities	9.6	11.0	12.8	(3.3)
Income taxes recoverable	(0.5)	1.1	(3.1)	3.6
Net cash provided by operating activities	109.3	88.2	269.8	254.6
Investing Activities				
Acquisitions, net of cash received	(0.7)	(1.5)	(959.4)	(24.0)
Additions to property, plant & equipment	(38.4)	(25.3)	(139.8)	(110.8)
Additions to intangible assets	(3.1)	(1.9)	(8.1)	(4.6)
Proceeds from sale of property, plant & equipment and sale-leaseback	4.3	-	8.8	40.9
Proceeds from insurance recoveries	0.1	-	1.5	-
Other investing activities	0.4	(1.2)	0.4	(1.2)
Net cash used in investing activities	(37.4)	(29.9)	(1,096.6)	(99.7)
Financing Activities				
Payments of long-term debt	(0.3)	(0.8)	(3.6)	(3.7)
Issuance of long-term debt	-	-	498.7	-
Borrowings under ABL	967.6	193.2	2,403.2	994.5
Payments under ABL	(1,023.7)	(227.3)	(2,320.3)	(1,101.8)
Distributions to non-controlling interests	(1.7)	(1.7)	(7.7)	(8.5)
Issuance of common shares	0.2	-	366.8	143.1
Financing fees	(1.6)	(0.3)	(13.5)	(0.6)
Preferred shares repurchased and cancelled	-	-	-	(148.8)
Common shares repurchased and cancelled	(1.2)	-	(5.7)	(0.8)
Dividends paid to common and preferred shareholders	(8.3)	(6.5)	(31.4)	(31.0)
Payment of deferred consideration for acquisitions	-	-	(10.8)	(2.5)
Net cash (used in) provided by financing activities	(69.0)	(43.4)	875.7	(160.1)
Effect of exchange rate changes on cash	(3.7)	(1.5)	(7.9)	(3.9)
Net (decrease) increase in cash & cash equivalents	(0.8)	13.4	41.0	(9.1)
Cash & cash equivalents, beginning of period	118.9	63.7	77.1	86.2
Cash & cash equivalents, end of period	$ 118.1	$ 77.1	$ 118.1	$ 77.1



Press Release

COTT CORPORATION **EXHIBIT 4**
SEGMENT INFORMATION
(in millions of U.S. dollars)
Unaudited

For the Three Months Ended December 31, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Corporate	Elimination	Total
Revenue, net							
Private label retail	$ 18.8	$ 243.5	$ 44.1	$ 0.9	$ -	$ (0.4)	$ 306.9
Branded retail	18.1	23.3	29.5	1.0	-	(0.4)	71.5
Contract packaging	-	26.3	22.7	2.6	-	(2.0)	49.6
Home and office bottled water delivery	224.3	-	-	-	-	-	224.3
Coffee and tea services	162.2	-	0.6	-	-	-	162.8
Concentrate and other	59.4	5.8	3.9	5.7	-	(2.5)	72.3
Total	$ 482.8	$ 298.9	$ 100.8	$ 10.2	$ -	$ (5.3)	$ 887.4
Gross Profit [1]	$ 251.7	$ 34.0	$ 13.0	$ 3.1	$ -	$ -	$ 301.8
Gross Margin % [2]	52.1%	11.6%	12.9%	30.4%	-	-	34.0%
Operating income (loss)	$ 1.9	$ 2.9	$ 0.9	$ 0.7	$ (10.1)	$ -	$ (3.7)
Depreciation and Amortization	$ 46.7	$ 18.0	$ 4.7	$ 0.1	$ -	$ -	$ 69.5

For the Three Months Ended January 2, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Corporate	Elimination	Total
Revenue, net							
Private label retail	$ 15.6	$ 248.1	$ 64.0	$ 0.8	$ -	$ -	$ 328.5
Branded retail	20.9	27.0	38.1	0.8	-	(0.3)	86.5
Contract packaging	-	23.8	24.4	5.8	-	(2.5)	51.5
Home and office bottled water delivery	163.6	-	-	-	-	-	163.6
Coffee and tea services	31.5	-	0.7	-	-	-	32.2
Concentrate and other	24.1	5.8	3.9	5.4	-	(2.7)	36.5
Total	$ 255.7	$ 304.7	$ 131.1	$ 12.8	$ -	$ (5.5)	$ 698.8
Gross Profit [1]	$ 158.5	$ 37.5	$ 20.4	$ 4.7	$ -	$ -	$ 221.1
Gross Margin % [2]	62.0%	12.5%	15.6%	36.7%	-	-	31.6%
Operating income (loss)	$ 13.3	$ 4.7	$ 2.5	$ 2.1	$ (4.6)	$ -	$ 18.0
Depreciation and Amortization	$ 25.6	$ 18.3	$ 5.9	$ 0.3	$ -	$ -	$ 50.1

For the Year Ended December 31, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Corporate	Elimination	Total
Revenue, net							
Private label retail	$ 78.0	$ 1,036.8	$ 202.3	$ 3.5	$ -	$ (1.5)	$ 1,319.1
Branded retail	86.6	100.3	140.7	3.5	-	(1.4)	329.7
Contract packaging	-	124.1	107.2	16.2	-	(8.5)	239.0
Home and office bottled water delivery	799.4	-	-	-	-	-	799.4
Coffee and tea services	334.6	-	2.6	-	-	-	337.2
Concentrate and other	153.7	26.4	17.0	27.3	-	(12.9)	211.5
Total	$ 1,452.3	$ 1,287.6	$ 469.8	$ 50.5	$ -	$ (24.3)	$ 3,235.9
Gross Profit [1]	$ 817.9	$ 164.7	$ 73.1	$ 18.5	$ -	$ -	$ 1,074.2
Gross Margin % [2]	56.3%	13.0%	15.6%	36.6%	-	-	33.2%
Operating income (loss)	$ 46.5	$ 33.9	$ 27.8	$ 8.5	$ (34.5)	$ -	$ 82.2
Depreciation and Amortization	$ 144.0	$ 73.3	$ 20.6	$ 0.8	$ -	$ -	$ 238.7

For the Year Ended January 2, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Corporate	Elimination	Total
Revenue, net							
Private label retail	$ 65.3	$ 1,075.9	$ 261.4	$ 4.5	$ -	$ (1.6)	$ 1,405.5
Branded retail	84.1	114.9	168.1	4.1	-	(1.5)	369.7
Contract packaging	-	111.8	114.0	22.2	-	(6.5)	241.5
Home and office bottled water delivery	651.3	-	-	-	-	-	651.3
Coffee and tea services	121.3	-	3.1	-	-	-	124.4
Concentrate and other	99.1	28.3	10.4	26.8	-	(13.0)	151.6
Total	$ 1,021.1	$ 1,330.9	$ 557.0	$ 57.6	$ -	$ (22.6)	$ 2,944.0
Gross Profit [1]	$ 618.3	$ 173.8	$ 81.5	$ 21.9	$ -	$ -	$ 895.5
Gross Margin % [2]	60.6%	13.3%	14.6%	38.0%	-	-	30.4%
Operating income (loss)	$ 39.0	$ 38.5	$ 28.0	$ 10.5	$ (16.6)	$ -	$ 99.4
Depreciation and Amortization	$ 119.9	$ 79.6	$ 22.7	$ 1.6	$ -	$ -	$ 223.8

[1] Gross profit from external revenues.
[2] Cott North America gross margin relative to external revenues.



Press Release

COTT CORPORATION **EXHIBIT 5**

SUPPLEMENTARY INFORMATION - NON-GAAP - Analysis of Revenue by Reporting Segment

Unaudited

(in millions of U.S. dollars, except percentage amounts) — **For the Three Months Ended December 31, 2016**

	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Elimination	Cott[1]
Change in revenue	$ 227.1	$ (5.8)	$ (30.3)	$ (2.6)	$ 0.2	$ 188.6
Impact of foreign exchange[2]	-	(0.3)	23.2	0.7	-	23.6
Change excluding foreign exchange	$ 227.1	$ (6.1)	$ (7.1)	$ (1.9)	$ 0.2	$ 212.2
Percentage change in revenue	88.8%	-1.9%	-23.1%	-20.3%	-3.6%	27.0%
Percentage change in revenue excluding foreign exchange	88.8%	-2.0%	-5.4%	-14.8%	-3.6%	30.4%
Impact of four additional shipping days in 2015	12.5	-	-	-	-	12.5
Change excluding foreign exchange and impact of four additional shipping days in 2015	$ 239.6	$ (6.1)	$ (7.1)	$ (1.9)	$ 0.2	$ 224.7
Percentage change in revenue excluding foreign exchange and impact of four additional shipping days in 2015	98.5%	-2.0%	-5.4%	-14.8%	-3.6%	32.7%

(in millions of U.S. dollars, except percentage amounts) — **For the Year Ended December 31, 2016**

	Water & Coffee Solutions	Cott North America	Cott U.K.	All Other	Elimination	Cott[1]
Change in revenue	$ 431.2	$ (43.3)	$ (87.2)	$ (7.1)	$ (1.7)	$ 291.9
Impact of foreign exchange[2]	-	5.4	60.2	3.4	-	69.0
Change excluding foreign exchange	$ 431.2	$ (37.9)	$ (27.0)	$ (3.7)	$ (1.7)	$ 360.9
Percentage change in revenue	42.2%	-3.3%	-15.7%	-12.3%	7.5%	9.9%
Percentage change in revenue excluding foreign exchange	42.2%	-2.8%	-4.8%	-6.4%	7.5%	12.3%
Impact of four additional shipping days in 2015	12.5	-	-	-	-	12.5
Change excluding foreign exchange and impact of four additional shipping days in 2015	$ 443.7	$ (37.9)	$ (27.0)	$ (3.7)	$ (1.7)	$ 373.4
Percentage change in revenue excluding foreign exchange and impact of four additional shipping days in 2015	44.0%	-2.8%	-4.8%	-6.4%	7.5%	12.7%

[1] Cott includes the following reporting segments: Water & Coffee Solutions, Cott North America, Cott U.K. and All Other.

[2] Impact of foreign exchange is the difference between the current year revenue translated utilizing the current year average foreign exchange rates less the current year revenue translated utilizing the prior year average foreign exchange rates.

Press Release



SUPPLEMENTARY INFORMATION - NON-GAAP - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION (EBITDA)
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended		For the Year Ended	
	December 31, 2016	January 2, 2016	December 31, 2016	January 2, 2016
Net loss attributed to Cott Corporation	$ **(78.0)**	$ (4.4)	$ **(77.8)**	$ (3.4)
Interest expense, net	**35.0**	28.0	**124.2**	111.0
Income tax expense (benefit)	**31.1**	(6.4)	**25.6**	(22.7)
Depreciation & amortization	**69.5**	50.1	**238.7**	223.8
Net income attributable to non-controlling interests	**1.9**	1.5	**6.3**	6.1
Accumulated dividends on preferred shares	**-**	-	**-**	5.9
Foreign exchange impact on redemption of preferred shares	**-**	-	**-**	12.0
EBITDA	$ **59.5**	$ 68.8	$ **317.0**	$ 332.7
Acquisition and integration costs	**7.3**	5.2	**27.8**	20.6
Inventory step up and other purchase accounting adjustments	**1.5**	-	**6.2**	4.2
Unrealized commodity hedging loss (gain), net	**9.7**	-	**9.8**	(1.2)
Foreign exchange and other losses (gains), net	**1.5**	0.2	**(0.3)**	(10.9)
Loss on disposal of property, plant & equipment, net	**2.2**	4.1	**6.1**	6.9
Other adjustments	**4.8**	2.2	**6.5**	4.7
Adjusted EBITDA	$ **86.5**	$ 80.5	$ **373.1**	$ 357.0



COTT CORPORATION   **EXHIBIT 7**
SUPPLEMENTARY INFORMATION - NON-GAAP - FREE CASH FLOW AND ADJUSTED FREE CASH FLOW
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended	
	December 31, 2016	**January 2, 2016**
Net cash provided by operating activities	$ **109.3**	$ 88.2
Less: Additions to property, plant & equipment	**(38.4)**	(25.3)
Free Cash Flow	$ **70.9**	$ 62.9
Plus:		
DSS integration capital expenditures	**-**	3.5
Acquisition and integration cash costs	**2.6**	5.2
Other adjustments	**1.2**	-
Adjusted Free Cash Flow	$ **74.7**	$ 71.6

	For the Year Ended	
	December 31, 2016	**January 2, 2016**
Net cash provided by operating activities	$ **269.8**	$ 254.6
Less: Additions to property, plant & equipment	**(139.8)**	(110.8)
Free Cash Flow	$ **130.0**	$ 143.8
Plus:		
DSS integration capital expenditures	**-**	5.3
Acquisition and integration cash costs	**18.6**	13.9
Cash collateral [1]	**-**	(29.4)
Other adjustments	**1.2**	-
Adjusted Free Cash Flow	$ **149.8**	$ 133.6

[1] In connection with the DSS Acquisition, $29.4 million of cash was required to collateralize certain DSS self-insurance programs. The $29.4 million was funded with borrowings under our ABL facility, and the cash collateral was included within prepaid and other current assets on our consolidated balance sheet at January 3, 2015. After January 3, 2015, additional letters of credit were issued from our available ABL facility capacity, and the cash collateral was returned to the Company and used to repay a portion of our outstanding ABL facility.

Press Release



SUPPLEMENTARY INFORMATION - NON-GAAP - ADJUSTED NET INCOME
(in millions of U.S. dollars, except share and per share amounts)
Unaudited

	For the Three Months Ended		For the Year Ended	
	December 31, 2016	January 2, 2016	December 31, 2016	January 2, 2016
Net loss attributed to Cott Corporation	$ **(78.0)**	$ (4.4)	$ **(77.8)**	$ (3.4)
Acquisition and integration costs	**7.3**	5.2	**27.8**	20.6
Inventory step up and other purchase accounting adjustments	**1.5**	-	**6.2**	4.2
Unrealized commodity hedging loss (gain), net	**9.7**	-	**9.8**	(1.2)
Foreign exchange and other losses (gains), net	**1.5**	0.2	**(0.3)**	(10.9)
Foreign exchange impact on redemption of preferred shares	**-**	-	**-**	12.0
Loss on disposal of property, plant & equipment, net	**2.2**	4.1	**6.1**	6.9
Interest payment on 2024 Notes [1]	**-**	-	**2.4**	-
Tax valuation allowance [2]	**44.3**	-	**52.8**	-
Other adjustments	**4.8**	2.2	**6.5**	4.7
Adjustments for tax effect [3]	**8.4**	(4.3)	**(2.9)**	(9.9)
Adjusted net income attributed to Cott Corporation	$ **1.7**	$ 3.0	$ **30.6**	$ 23.0
Adjusted net income per common share attributed to Cott Corporation				
Basic	$ **0.01**	$ 0.03	$ **0.24**	$ 0.22
Diluted	$ **0.01**	$ 0.03	$ **0.24**	$ 0.22
Weighted average outstanding shares (millions)				
Basic	**138.4**	109.7	**128.3**	103.0
Diluted	**139.3**	110.5	**129.2**	103.7

[1] Represents the interest paid on the 2024 Notes while the proceeds were held in escrow prior to funding a portion of the purchase price for the Eden Acquisition.

[2] Tax valuation allowance inclusive of an $11.1 million income tax benefit in the quarter ended December 31, 2016.

[3] Reflects tax effect of adjustments at the statutory tax rate within the applicable tax jurisdiction.